Exhibit 99.1

2 February 2005

Transaction in Own Shares

Mitchells & Butlers plc announces that on 2 February 2005 it purchased 200,000 of its ordinary shares at a price of 327.2314 pence per ordinary share. 100,000 of these shares will be held as treasury shares and 100,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 100,000 shares and excluding treasury shares) is 519,115,676. Following the above purchase, Mitchells & Butlers plc holds 2,308,364 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.